Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation of Organization
MarketAxess Corporation	Delaware
MarketAxess SEF Corporation	Delaware
MarketAxess Technologies Inc.	Delaware
MarketAxess Colombia Corp.	Delaware
MarketAxess Limited	United Kingdom
MarketAxess Europe Limited	United Kingdom
Xtrakter Limited	United Kingdom
MarketAxess Capital Limited	United Kingdom
MarketAxess Canada Company	Nova Scotia, Canada
MarketAxess Plataforma De Negociacao Ltda. MarketAxess Singapore Pte Limited	Brazil Singapore